FORM 53-901F

SECURITIES ACT

MATERIAL CHANGE REPORT UNDER
SECTION 85(1) OF THE SECURITIES ACT (BRITISH COLUMBIA)
AND EQUIVALENT LEGISLATION OF OTHER JURISDICTIONS

Item 1.	REPORTING ISSUER Cardiome Pharma Corp. 6190 Agronomy Road 6th Floor Vancouver, BC V6T 1Z3

Item 2.	DATE OF MATERIAL CHANGE May 17, 2004

Item 3.	PRESS RELEASE May 17, 2004 - Vancouver, British Columbia

Item 4.

SUMMARY OF MATERIAL CHANGE

Cardiome Pharma Corp. reported financial results for the first quarter ended March 31, 2004. Effective December 31, 2003, the Company changed its fiscal year end from November 30 to December 31. As a result, the Company has provided comparative results for the three months ended February 28, 2003. Amounts, unless specified otherwise, are in Canadian dollars.

Item 5.	FULL DESCRIPTION OF MATERIAL CHANGE See attached press release dated May 17, 2004 for a full description.

Item 6.	RELIANCE ON SECTION 85(2) OF THE SECURITIES ACT (BRITISH COLUMBIA) AND EQUIVALENT LEGISLATION OF OTHER JURISDICTIONS Not Applicable.

Item 7.	OMITTED INFORMATION Not Applicable.

Item 8.	SENIOR OFFICER

	Name:	Christina Yip
	Title:	Vice President, Finance and Administration
	Phone No.:	604-677-6905

Item 9.	STATEMENT OF SENIOR OFFICER The foregoing accurately discloses the material change referred to herein.

Dated at Vancouver, British Columbia, this 19th day of May, 2004.

CARDIOME PHARMA CORP.

Per:

Christina Yip, Vice President, Finance and Administration

IT IS AN OFFENCE FOR A PERSON TO MAKE A STATEMENT IN A DOCUMENT REQUIRED TO BE FILED OR FURNISHED UNDER THE ACT OR THIS REGULATION THAT, AT THE TIME AND IN THE LIGHT OF THE CIRCUMSTANCES UNDER WHICH IT IS MADE, IS A MISREPRESENTATION.